

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2012

Via E-mail
Adam S. Grossman
Chief Executive Officer
ADMA Biologics, Inc.
65 Commerce Way
Hackensack, New Jersey 07601

> **Re:**   **ADMA Biologics, Inc.**
> **Amendment No. 1 to**
> **Form 8-K**
> **Filed March 29, 2012**
> **File No. 000-52120**

Dear Mr. Grossman:

We have reviewed your response dated March 29, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Our Strategy, page 14

1. We note your response to our prior comment 8. Please revise the bulleted discussion "Develop and commercialize RI-001 as a treatment for PIDD" to state when you expect to generate revenue from the commercialization of RI-001 as a treatment for PIDD.

2. Please revise the statement on page 15 that "ADMA plans to sell normal source plasma to buyers in the open market" to state, if true, that you are already selling normal source plasma. We note on page 45 that you recorded revenue during the

most recently completed fiscal year "from the sale of blood plasma collected in [your] Georgia-based blood plasma collection center."

3. Please revise the discussion on the bottom of page 15 to clarify whether additional FDA licensing, local approvals, and federal and state inspections will be required to open new ADMA BioCenters locations.

Our Product Candidate, page 16

4. We note your response to our prior comment 11. We note the statement that you believe RI-001 will be clearly differentiated from currently marketed IGIV products in part because of "the manufacturing processes [the company] intends to employ." We also note the statement on page 18 that "Biotest does not have access to [y]our trade secrets during the manufacturing of RI-001." In light of this please revise to clarify how the manufacturing process will differentiate RI-001. To the extent the manufacturing process to which you refer is Biotest's rather than yours, please revise accordingly.

Manufacturing and Supply, page 18

5. Please refer to the second-to-last paragraph on page 18. Please revise to clarify what you are referring to by "ADMA's contract laboratories." Revise to clarify, if true, that this is not a reference to Biotest.

Certain Relationships and Related Party Transactions, page 59

6. Please revise to clarify the reference to "Item 404(c)(iii)" on page 61 as it is unclear to us to what you are referring.

Exhibit 99.1 to Form 8-K/A filed March 29, 2012

7. Refer to our previous comment 22. Please tell us how your auditor was able to come to the conclusion that a going concern paragraph was not necessary in their opinion issued on your December 31, 2011 audited financial statements. Specifically address, in expanded detail, your history of losses from operations, your cash flow burn rate, your disclosure on page F-7 that you have experienced net losses and negative cash flows from operations since inception and the fact that you expect these conditions to continue for the foreseeable future. In addition, address the fact that you will not be able to generate revenues from RI-001 until after FDA approval which may not occur, and that you will need to secure additional funding prior to the third quarter of 2013 to continue development and operations.

8. In this regard, consideration should be given to including an explanatory paragraph that discloses the substantive reasons why the going-concern

explanatory paragraph has been eliminated from the reissued report for December 31, 2010 by analogy to AU Section 508.69.

Summary of Significant Accounting Policies

Inventories, page F-7, and

Revenue Recognition, page F-8

9. Please revise both of these policies to distinguish between your treatment of the different types of plasma inventories you hold and sell as part of operations, and those you hold for use in research and development. Ensure consistency with your responses to our previous comments 29 and 30.

10. As a related matter, please revise your discussion of research and development expenses on page 46 of the Form 8-K to specifically state, if true, that the plasma sold is not plasma collected at the Plasma center.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Roland S. Chase
        SNR Denton US LLP